SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

_______________________

BioLineRx Ltd.

(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel

 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On June 28, 2019, the registrant issued a press release announcing that it will change the ratio of its American Depositary Shares (ADSs) to ordinary shares, from one ADS representing one ordinary share to a new ratio of one ADS representing 15 ordinary shares. The ratio change will be effective on July 15, 2019. A copy of the press release is attached hereto as Exhibit 1 to this Report on Form 6-K.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

	By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: June 28, 2019